Exhibit 99.1

Höegh LNG Partners LP Reports Preliminary Financial Results for the Quarter Ended December 31, 2018

HAMILTON, Bermuda, February 27, 2019 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") today reported its preliminary financial results for the quarter ended December 31, 2018.

Highlights

·	Reported time charter revenues of $37.3 million for the fourth quarter of 2018, compared to $37.6 million of time charter revenues for the fourth quarter of 2017
·	Generated operating income of $22.2 million, net income of $16.1 million and limited partners' interest in net income of $12.8 million for the fourth quarter of 2018 compared to operating income of $29.7 million, net income of $25.4 million and limited partners' interest in net income of $20.9 million for the fourth quarter of 2017
·	Operating income, net income and partners' interest in net income were impacted by unrealized gains (losses) on derivative instruments for the fourth quarter of 2018 and 2017
·	Excluding the impact of unrealized gains and losses on derivative instruments, net income for the three months ended December 31, 2018 was $17.3 million compared to $20.7 million for the three months ended December 31, 2017. The decrease was mainly due to the income tax expense for the three months ended December 31, 2018 compared to the income tax benefit for the three months ended December 31, 2017.
·	Generated Segment EBITDA [1] of $37.5 million for the fourth quarter of 2018 compared to $33.7 million for the fourth quarter of 2017
·	On February 14, 2019, paid a $0.44 per unit distribution on common and subordinated units with respect to the fourth quarter of 2018, equivalent to $1.76 per unit on an annual basis
·	On February 15, 2019, paid a $0.546875 per unit distribution on the 8.75% Series A cumulative redeemable preferred units ("Series A preferred units") for the period commencing on November 15, 2018 to February 14, 2019, equivalent to $2.1875 per unit on an annual basis

Steffen Føreid, Chief Executive Officer and Chief Financial Officer stated: “In the fourth quarter, the partnership recorded strong operating performance supported by predictable long-term cash flow that underpins our well-supported distribution. We are pleased to have announced and in a subsequent event closed the refinancing of Höegh Gallant and Höegh Grace at improved terms in a new seven-year facility. With an established platform of long-term contracts and access to flexible sources of debt and equity finance, Höegh LNG Partners is in a strong position to maintain its leadership position in the FSRU sector and to fund incremental growth opportunities as they crystalize. Although competitive, FSRU tendering activity is high with the Höegh LNG group being in a leading position to provide such critical energy infrastructure.”

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure. Segment EBITDA does not include adjustments for (i) principal payment of direct financing lease of $1.0 million and $0.9 million for the three months ended December 31, 2018 and 2017, respectively, (ii) amortization in revenues for above market contracts of $0.9 million and $0.9 million for the three months ended December 31, 2018 and 2017, respectively, (iii) non-controlling interest: amortization in revenues for above market contracts of $0.1 million for the three months ended December 31, 2017, (iv) equity in earnings of JVs: amortization for deferred revenue of $(0.7) million and $(0.6) million for the three months ended December 31, 2018 and 2017, respectively, (v) non-cash revenue: tax paid directly by charterer of $(0.2) million and $(0.2) million for the three months ended December 31, 2018 and 2017, respectively, or (vi) non-controlling interest: in non-cash revenue at (v) of $0.03 million for the three months ended December 31, 2017.

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Financial Results Overview

Effective January 1, 2018, the Partnership adopted the new accounting standard, Revenue from Contracts with Customers, which did not change the timing or amount of revenue recognized for the Partnership.

The Partnership reported net income for the three months ended December 31, 2018 of $16.1 million, a decrease of $9.3 million from net income of $25.4 million for the three months ended December 31, 2017. The net income for the three months ended December 31, 2018 and 2017 were impacted by unrealized gains and losses on derivative instruments mainly on the Partnership's share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains and losses on derivative instruments, net income for the three months ended December 31, 2018 would have been $17.2 million, a decrease of $3.5 million from $20.7 million for the three months ended December 31, 2017. The decrease is mainly due to the income tax expense for the three months ended December 31, 2018 compared with income tax benefit for the three months ended December 31, 2017.

Preferred unitholders' interest in net income was $3.4 million for the three months ended December 31, 2018 due to the issuance of Series A preferred units on October 5, 2017 and subsequently as part of the at-the-market ("ATM") program. Limited partners' interest in net income, which includes net income from the Partnership's 100% interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace (the "Höegh Grace entities") for the three months ended December 31, 2018, was $12.8 million. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there was no longer a non-controlling interest in the Höegh Grace entities. The Limited partners’ interest in net income, which includes the Partnership’s 51% interest in the Höegh Grace entities from October 1, 2017 to November 30, 2017 and the Partnership’s 100% interest in the Höegh Grace entities for December 2017, was $20.9 million for the three months ended December 31, 2017. Preferred unitholders’ interest in net income of $2.5 million for the three months ended December 31,2017 was attributable to the issuance of Series A preferred units on October 5, 2017. Non-controlling interest in net income of $2.0 million for the three months ended December 31, 2017 was attributable to non-controlling interest for the 49% interest in the Höegh Grace entities not owned by the Partnership in October and November 2017.

Total revenues are comprised of time charter revenues and other revenue related to the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace for the three months ended December 31, 2018 and 2017. Time charter revenues for the three months ended December 31, 2018 were $37.3 million, a decrease of $0.3 million from $37.6 million for the three months ended December 31, 2017. The decrease mainly relates to lower revenue for the PGN FSRU Lampung due to higher revenues in the fourth quarter of 2017 following the conclusion of an audit for the charterer's reimbursement for certain 2014 and 2015 costs for the PGN FSRU Lampung, which was partly offset by higher revenues for the Höegh Gallant in the fourth quarter of 2018. Due to technical issues, there was a performance claim for the Höegh Gallant for the three months ended December 31, 2018 compared to 7 days off-hire for planned maintenance for the three months ended December 31, 2017.

Other revenue consists of insurance proceeds received for a claim related to the PGN FSRU Lampung’s activities from prior periods and the probable insurance recovery for repair expenses incurred for the Höegh Gallant during the three months ended December 31, 2018.

With the exception of the reduced hire for the Höegh Gallant for performance claims, all FSRUs were on hire for the entire fourth quarter of 2018.

Total operating expenses for the three months ended December 31, 2018 were $14.4 million, an increase of $0.4 million, compared with $14.0 million for the three months ended December 31, 2017. The increase reflects approximately $1.1 million of higher vessel operating expenses due to the repair expenses incurred for the Höegh Gallant as a result of technical issues and higher operating expenses for the Höegh Grace. Higher operating expenses were partly offset by a decrease of $0.7 million in administrative expenses. Higher administrative expenses for the three months ended December 31, 2017 were due to activities related to acquisition of the remaining 49% ownership interest in the Höegh Grace entities and the Partnership's offering and issuance of 4,600,000 Series A preferred units.

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Equity in losses of joint ventures for the three months ended December 31, 2018 was $1.1 million, a decrease of $7.2 million from equity in earnings of $6.1 million for the three months ended December 31, 2017. The joint ventures own the Neptune and the Cape Ann. Unrealized gains (losses) on derivative instruments in the joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the three months ended December 31, 2018 and 2017. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings of joint ventures. Excluding the unrealized losses for the three months ended December 31, 2018 and the unrealized gains for the three months ended December 31, 2017, the equity in earnings would have been $3.0 million for the three months ended December 31, 2018, an increase of $0.6 million compared to equity in earnings of $2.4 million for the three months ended December 31, 2017. This increase was largely due to reimbursements for increased project activities for the charterer resulting in higher revenues for the three months ended December 31, 2018 compared with the corresponding period of 2017.

Equity in losses of joint ventures for the three months ended December 31, 2018 may change prior to the filing of our audited financial statements depending on the outcome of the arbitration determination for the boil-off claim as described under “Financing and Liquidity” below.

Operating income for the three months ended December 31, 2018 was $22.2 million, a decrease of $7.5 million from operating income of $29.7 million for the three months ended December 31, 2017. Excluding the impact of the unrealized gains and losses on derivative instruments for the three months ended December 31, 2018 and 2017 impacting the equity in earnings (losses) of joint ventures, operating income for the three months ended December 31, 2018 would have been $26.4 million, an increase of $0.4 million from $26.0 million for the three months ended December 31, 2017.

Segment EBITDA 1 was $37.5 million for the three months ended December 31, 2018, an increase of $3.8 million from $33.7 million for the three months ended December 31, 2017.

Total financial expense, net for the three months ended December 31, 2018 was $3.8 million, a decrease of $2.6 million from $6.4 million for the three months ended December 31, 2017 mainly due to the gain on derivative instruments. Interest expense decreased by $0.5 million in the fourth quarter of 2018 compared to the fourth quarter of 2017 due to repayment of outstanding loan balances for the loan facilities related to the Höegh Gallant (the “Gallant facility”), the Höegh Grace (the “Grace facility”), collectively, (the "Gallant/Grace facility"), the PGN FSRU Lampung (the “Lampung facility”) and the repayment of the seller’s credit note in October 2017. The positive impact on interest expense of the repayment of the seller’s credit note was partially offset by the increased outstanding balance on the revolving credit facility. The gain on derivative instruments was $3.0 million for the three months ended December 31, 2018, compared with $1.0 million for the three months ended December 31, 2017. The gains on derivative instruments of $3.0 million mainly relates to the reclassification to earnings from other comprehensive income of the discontinued cash flow hedge related to the Gallant/Grace facility which was refinanced on January 31, 2019. For discontinued hedge accounting, the accumulated cash flow reserve is reclassified to earnings once the hedged future cash flows are no longer expected to occur.

Income tax expense was $2.3 million for the three months ended December 31, 2018, an increase of $4.4 million from income tax benefit of $2.1 million for the three months ended December 31, 2017. In December 2018, the Indonesian tax authorities completed an audit of the 2013 and 2014 filings for withholding tax, value added tax and corporate income tax of the Partnership's Indonesian subsidiary. The outcome of the audit of the corporate income taxes reduced the historical tax loss carryforward mainly due to disallowed expenses. The Partnership had recognized a provision in 2013 related to an uncertain tax position for the 2013 tax loss carryforward and had recognized additional liabilities for being in a tax payable position due to the tax uncertainties during the nine months ended September 30, 2018. As a result, the negative impact of the tax audit was approximately $0.2 million for the three months ended December 31, 2018. The income tax benefit for the three months ended December 31, 2017 was due to the refiling of a 2016 tax return for the Indonesian subsidiary and applying an infrastructure industry exemption related to a limitation on deductible expenses.

Segments

The Partnership has two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). The two segments are the “Majority held FSRUs” and the “Joint venture FSRUs.” In addition, unallocated corporate costs are included in “Other.” For additional information on the segments, including a reconciliation of Segment EBITDA to operating income and net income for each segment, refer to the description and the tables included in “Unaudited Segment Information for the Quarter Ended December 31, 2018 and 2017” beginning on page 17.

Segment EBITDA for the Majority held FSRUs for the three months ended December 31, 2018 was $29.9 million, an increase of $2.7 million from $27.2 million for the three months ended December 31, 2017 mainly due to no longer having a non-controlling interest in Segment EBITDA because of the acquisition of the remaining 49% interest in the Höegh Grace entities, which closed on December 1, 2017.

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Segment EBITDA for the Joint venture FSRUs for the three months ended December 31, 2018 was $8.8 million, an increase of $0.5 million from $8.3 million for the three months ended December 31, 2017. The increase was primarily due to reimbursements for increased project activities for the charterer resulting in higher revenues for the three months ended December 31, 2018 compared with the corresponding period of 2017.

Segment EBITDA for the Joint venture FSRUs for the three months ended December 31, 2018 may change prior to the filing of our audited financial statements depending on the outcome of the arbitration determination for the boil-off claim as described under “Financing and Liquidity” below.

For Other, administrative expenses and Segment EBITDA for the three months ended December 31, 2018 were $1.2 million, a decrease of $0.5 million from $1.7 million for the three months ended December 31, 2017. The decrease in expenses mainly related to lower audit and legal fees for the three months ended December 31, 2018 compared with the three months ended December 31, 2017. The higher audit and legal fees for the three months ended December 31, 2017, were mainly associated with the acquisition of the remaining 49% interest in the Höegh Grace entities and the Partnership's offering and issuance of 4,600,000 Series A preferred units.

Financing and Liquidity

As of December 31, 2018, the Partnership had cash and cash equivalents of $26.3 million and $45.7 million as an undrawn portion of the $85 million revolving credit facility. Current restricted cash for operating obligations of the PGN FSRU Lampung was $6.0 million and long-term restricted cash required under the Lampung facility was $13.1 million as of December 31, 2018. During the fourth quarter of 2018, the Partnership made quarterly repayments of $4.8 million on the Lampung facility, $3.3 million on the Gallant facility and $3.3 million on the Grace facility.

The Partnership’s book value and outstanding principal of total long-term debt was $474.8 million and $480.9 million, respectively, as of December 31, 2018, including long-term debt financing of the FSRUs and $39.3 million on the revolving credit facility due to owners and affiliates. During 2018, the long-term debt financing of the FSRUs was repayable in quarterly installments of $11.4 million

As of December 31, 2018, the Partnership had outstanding interest rate swap agreements for a total notional amount of $506.2 million to hedge against the interest rate risks of its long-term debt under the Lampung, Gallant and Grace facilities. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership received interest based on three month US dollar LIBOR and paid fixed rates of 2.8%, 1.9% and 2.3% for the Lampung, Gallant and Grace facilities, respectively. The carrying value of the liability for derivative instruments was a net liability of $1.5 million as of December 31, 2018.

The Partnership's share of the joint ventures is accounted for using the equity method. As a result, the Partnership's share of the joint ventures' cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the line "accumulated losses in joint ventures" on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

Höegh LNG Holdings Ltd. ("Höegh LNG") made indemnification payments for certain prior period costs and for non-budgeted expenses related to the PGN FSRU Lampung which were refundable to the extent that they were recovered from the charterer or insurance proceeds. In the fourth quarter of 2018, the Partnership refunded $1.3 million and determined it will refund $0.3 million of the previous indemnification payments to Höegh LNG, of which approximately $0.6 million related to the fourth quarter receipt of insurance proceeds and other amounts deemed recoverable related to the PGN FSRU Lampung and the remainder related to conclusion of the charterer’s audit concluded in the third quarter of 2018 for the reimbursement of 2016 costs. The Partnership made indemnification claims and received payments in the fourth quarter of 2018 from Höegh LNG of $1.7 million, of which approximately $0.3 million related to legal expenses related to the boil-off claim discussed below and the remainder related to replacement capital expenditure under warranties and withholding tax and value added tax claims for previous years.

On January 26, 2018, the Partnership entered into a sales agreement with B. Riley FBR Inc. (the "Agent"). Under the terms of the sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of "at-the-market" common and Series A preferred units, from time to time, through the Agent. During the three months ended December 31, 2018, the Partnership sold Series A preferred units for total net proceeds, after sales commissions, of $4.3 million.

On November 14, 2018, the Partnership paid a quarterly cash distribution of $15.0 million, or $0.44 per common and subordinated unit, with respect to the third quarter of 2018, equivalent to $1.76 per unit on an annualized basis.

On November 15, 2018, the Partnership paid a cash distribution of $3.4 million, or $0.546875 per Series A preferred unit, for the period commencing on August 15, 2018 to November 14, 2018.

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On February 14, 2019, the Partnership paid a cash distribution of $15.0 million, or $0.44 per common and subordinated unit, with respect to the fourth quarter of 2018, equivalent to $1.76 per unit on an annual basis.

On February 15, 2019, the Partnership paid a cash distribution of $3.4 million, or $0.546875 per Series A preferred unit, for the period commencing on November 15, 2018 to February 14, 2019.

As of December 31, 2018, the Partnership has commitments for capital expenditures for its current business. During 2019, the Höegh Gallant will have a drydock and the PGN FSRU Lampung will complete a class renewal survey while remaining on the water. The combined expenditure is expected to be approximately $6.5 to $7.0 million which will not be covered by the respective charterers. The Höegh Gallant and the PGN FSRU Lampung are expected to be off-hire for 10 days and 4 days, respectively, for these procedures.

For the joint ventures, the Neptune will also be drydocked during 2019. The majority of drydock expenditures are expected to be compensated by the charterer and the Neptune will remain on-hire. During the drydock of the Neptune, the joint venture expects to incur costs for certain capital improvements and maintenance that will not be reimbursed by the charterer for which the Partnership's 50% share is expected to be approximately $1.2 million for the year ended December 31, 2019. The capital improvements are expected to reduce boil-off in certain modes of operation and other maintenance upgrades to address safety and other performance improvements. During the 2018 drydock of the Cape Ann, the Partnership's 50% share of capital improvements and maintenance not reimbursed by the charterer was approximately $1.5 million.

The joint ventures also have a probable liability for exceeding historical minimum performance standards for a boil-off claim under the time charters. It is estimated that the Partnership's 50% share of the excess boil-off claim could range from zero or negligible amounts to approximately $29 million. During 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million, which was recorded as a reduction of time charter revenues in 2017. The Partnership's 50% share of the accrual as of December 31, 2017 was approximately $11.9 million. As of December 31, 2018, the accrual was unchanged. As a result, the joint ventures have not recorded any additional reduction of time charter revenues in 2018. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments.

Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters. The guarantees are joint and several for the performance obligations and several for the payment obligations. Depending on the amount and timing of the potential settlement and whether such settlement is funded by the performance guarantees by Höegh LNG and the other major owner or by the joint ventures, a settlement of the claim for boil-off could have a material adverse effect on the joint ventures’ financial condition and results of operations. As a precaution, the joint ventures have suspended payments on the shareholder loans pending the outcome of the boil-off claim. The suspension of the payments of the shareholder loans reduces cash flows available to us.

The charterer and the joint ventures have referred the boil-off claim to arbitration and asked the arbitration panel for a determination on certain key contractual interpretations which are a part of the total boil-off claim. These proceedings commenced in November 2018. The conclusions of the arbitration panel with respect to such determination are expected to be available before the Partnership files its audited financial statements. Depending upon the arbitration results on the interpretation of key contractual provisions, the joint ventures will evaluate any adjustment that may be required to the accruals for the arbitration claim. If an adjustment is made to the accruals for the arbitration claim, this would result in a reduction (or increase) to equity in earnings (losses) from joint ventures, net income and the earnings per unit in the Partnership's audited financial statements for the year ended December 31, 2018. This impact could be material. To the extent that the excess boil-off claims result in a settlement, the Partnership would be indemnified by Höegh LNG for its share of the cash impact of any settlement. Any such indemnity would be reflected as a contribution to partners’ capital. However, other concessions or capital improvements, if any, would not be expected to be indemnified. If Höegh LNG is unable to meet its indemnification obligations to us or if such concessions or capital improvements are substantial, our financial condition and results of operations could be materially adversely affected.

On January 29, 2019, the Partnership entered a loan agreement with a syndicate of banks to refinance the outstanding balances of the Gallant/Grace facility. The new facility includes a senior secured term loan and revolving credit facilities with an aggregate borrowing capacity of the lesser of (i) $385 million and (ii) 65% of the fair market value of the Höegh Gallant and 75% of the fair market value of the Höegh Grace as of the initial borrowing date (the "$385 million facility"). The $385 million facility is structured as a term loan with commercial and export credit tranches for each vessel to refinance outstanding amounts under the existing Gallant/Grace facility and a revolving credit facility for the Partnership with a drawing capacity of $63 million. With respect to the export credit tranches, the $385 million facility was utilized by way of continuation of the export credit tranches under the existing Gallant/Grace facility. The term loan will be repayable in quarterly installments with a balloon payment in January 2026 at final maturity for the commercial tranches. The outstanding balance on the revolving credit facility will also be payable in full at maturity in January 2026. The export credit tranches will be fully repaid on October 30, 2026 and March 30, 2028 for the Gallant facility and the Grace facility, respectively, assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the commercial tranches. The commercial tranches bear interest at a rate of LIBOR plus a margin of 2.30%. The export credit tranches bear interest at a fixed interest rate of 2.38% and have a guarantee commission of 1.6%. The commitment fee on the undrawn portion of the revolving credit facility is approximately 1.6%.

5

On January 31, 2019, the Partnership drew $320 million under the commercial term loans and the export credit tranches on the $385 million facility and used proceeds of $303.2 million and $1.6 million to repay the outstanding balance and accrued interest, respectively, on the Gallant/Grace facility and $5.5 million to pay arrangement fees due under the $385 million facility. The remaining proceeds of $9.6 million are expected to be used for general partnership purposes. The Partnership terminated the existing interest rate swaps related to the Gallant/Grace facility on January 31, 2019.

The revolving credit facility under the $385 million facility has not been drawn. It will be available, together with the undrawn portion of the revolving credit facility provided to the Partnership by Höegh LNG, for general partnership purposes.

As of December 31, 2018, the Partnership entered into forward starting interest rate swaps with a nominal amount of $130 million to hedge part of the interest rate risk on the floating element of the interest rate for the commercial tranches of the $385 million facility. The Partnership will make fixed payments of 2.941% and 2.838%, based on a nominal amount of $65 million for each, in exchange for floating payments. In February 2019, the Partnership entered into additional forward starting interest rate swaps with a nominal amount of $127.7 million for which the Partnership will make fixed payments of 2.650% and 2.735% based on nominal amount of $63.8 million for each. The export credit tranches have a fixed interest rate and therefore no interest rate swaps are required.

As of December 31, 2018, the Partnership’s total current liabilities exceeded total current assets by $10.3 million, which is mainly due to the current portion of long-term debt of $45.5 million being classified current while the restricted cash of $13.1 million associated with the Lampung facility is classified as a long-term asset. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months’ net liabilities. The Partnership believes its current resources, including the undrawn balance under the revolving credit facilities, are sufficient to meet the Partnership’s working capital requirements, commitments for the planned drydock and class renewal survey and preferred, common and subordinated unit distributions for the next twelve months. As of January 31, 2019, the Partnership has a drawing capacity of $63 million under the $385 million facility in addition to the $45.7 million undrawn portion of the $85 million revolving credit facility from Höegh LNG.

Cash Flows

Net cash provided by operating activities was $26.3 million for the three months ended December 31, 2018, an increase of $8.0 million compared with $18.3 million for the three months ended December 31, 2017. Before changes in working capital, net cash flows were $21.6 million for the three months ended December 31, 2018, a decrease of $2.1 million compared with $23.7 million for the three months ended December 31, 2017. The decrease was mainly attributable to higher operating expenses and current income tax for the three months ended December 31, 2018 compared to the three months ended December 31, 2017. Changes in working capital contributed positively to net cash provided by operating activities by $4.7 million for the three months ended December 31, 2018 compared with a negative contribution of $5.4 million for the three months ended December 31, 2017. The positive working capital impact in the fourth quarter of 2018 was mainly due to cash provided by trade receivables of $3.2 million, and the negative working capital impact in the fourth quarter of 2017 was mainly due to cash used to settle accrued liabilities and other payables.

Net cash provided by investing activities was $0.2 million for the three months ended December 31, 2018, an increase of $44.6 million compared to net cash used by investing activities of $44.4 million for the three months ended December 31, 2017. The net cash provided by investing activities of $0.2 million for the three months ended December 31, 2018 was primarily the result of receipts on principal on the direct financing lease since the lease of the PGN FSRU Lampung is accounted for as a financial lease, which was partially offset by expenditures for equipment on the vessels. The net cash used by investing activities of $44.4 million for the three months ended December 31, 2017 was mainly a result of the cash payment of $45.3 million for the acquisition of the remaining 49% interest in the Höegh Grace.

Net cash used in financing activities for the three months ended December 31, 2018 was $25.9 million, a decrease of $52.6 million compared to net cash provided by financing activities of $26.7 million for the three months ended December 31, 2017. For the three months ended December 31, 2018, net proceeds from the issuance of the Series A preferred units were $4.7 million compared with $110.9 million for the three months ended December 31, 2017. Additionally, cash distributions to limited partners and preferred unit holders increased from $14.4 million for the three months ended December 31, 2017 to $18.4 million for the three months ended December 31, 2018.

As a result of the foregoing, cash and cash equivalents increased by $0.7 million and $0.6 million for the three months ended December 31, 2018 and 2017, respectively.

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Outlook

As discussed under Financing and Liquidity above, there are expected days of off-hire due to planned drydocks or class surveys during 2019. However, all the FSRUs are expected to be on-hire for the full first quarter of 2019.

On October 15, 2018, the Partnership announced that Höegh LNG and the government-owned Egyptian Natural Gas Holding Company (“EGAS”) have agreed to amend the time charter for the Höegh Gallant between EgyptCo and EGAS whereby EgyptCo will charter the Höegh Gallant on an LNG carrier time charter to a third party, and EGAS will compensate for the rate difference between the original FSRU charter and the new LNG carrier time charter. The amended contract structure became effective in October 2018 and expires in April 2020, the termination date of the original FSRU charter. A subsidiary of the Partnership, as the owner of the Höegh Gallant, has a lease and maintenance agreement ("LMA") with EgyptCo until April 2020. As a result of the amendment to EgyptCo's contract with EGAS, the LMA may become subject to amendment. All existing guarantees and the option provided by Höegh LNG to the Partnership would remain in place under any amendment to LMA. Any such amendment will be subject to approval by the Conflicts Committee of the Board of Directors of the Partnership and would not be expected to have a material effect on the Partnership.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG is obligated to offer to the Partnership any floating storage and regasification unit (“FSRU”) or LNG carrier operating under a charter of five or more years.

Höegh LNG is actively pursuing the following projects that are subject to a number of conditions, outside its control, impacting the timing and the ability of such projects to go forward. The Partnership may have the opportunity in the future to acquire the FSRUs listed below, when operating under a charter of five years or more, if one of the following projects is fulfilled:

•	On December 21, 2018, Höegh LNG announced that it had entered a contract with AGL Shipping Pty Ltd. (“AGL”), a subsidiary of AGL Energy Ltd., to provide an FSRU to service AGL’s proposed import facility in Victoria, Australia The contract is for a period of 10 years and is subject to AGL’s final investment decision by the board of directors of AGL Energy Ltd. for the project and obtaining necessary regulator and environmental approvals.

•	Höegh LNG has also won exclusivity to provide an FSRU for a potential import project at Port Kembia, Australia.

Höegh LNG has two operating FSRUs, the Höegh Giant (HHI Hull No. 2552), which was delivered from the shipyard on April 27, 2017 and the Höegh Esperanza (HHI Hull No. 2865), which was delivered from the shipyard on April 5, 2018. The Höegh Giant is operating on a three-year contract that commenced on February 7, 2018 with Gas Natural SGD, SA (“Gas Natural Fenosa”). The Höegh Esperanza is operating on a three-year contract that commenced on June 7, 2018 with CNOOC Gas & Power Trading and Marketing Ltd. (CNNOC) which has an option for a one-year extension. Höegh LNG took delivery of the Höegh Gannet (HHI Hull No.2909) on December 6, 2018, which will serve on a 15 month LNGC contract with Naturgy. Höegh LNG has one additional FSRU on order (SHI Hull No. 2220).

Pursuant to the terms of the omnibus agreement, the Partnership will have the right to purchase the Höegh Giant, the Höegh Esperanza, Höegh Gannet and SHI Hull No.2220 following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

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Presentation of Fourth Quarter 2018 Results

A presentation will be held today, Wednesday, February 27, 2019, at 08:30 A.M. (ET) to discuss financial results for the fourth quarter of 2018. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/29438

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until March 6, 2019.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10128870

8

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “future,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market trends for FSRUs and LNG carriers, including hire rates and factors affecting supply and demand;

•	the Partnership's distribution policy and ability to make cash distributions on the Partnership's units or any increases in the quarterly distributions on the Partnership's common units;

•	restrictions in the Partnership's debt agreements and pursuant to local laws on the Partnership's joint ventures' and subsidiaries' ability to make distributions;

•	the Partnership's ability to settle or resolve the boil-off claim for the joint ventures, including the estimated amount thereof;

•	the ability of Höegh LNG to satisfy its indemnification obligations to the Partnership, including in relation to the boil-off claim;

•	the entry by the Partnership into any amendment to the LMA for the Höegh Gallant;

•	the Partnership's ability to purchase additional vessels from Höegh LNG in the future;

•	the Partnership's ability to integrate and realize the anticipated benefits from acquisitions;

•	the Partnership's anticipated growth strategies; including the acquisition of vessels;

•	the Partnership's anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership's operating expenses, including drydocking and insurance costs;

•	the Partnership's ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition liquidity and creditworthiness of the Partnership's existing or future customers and their ability to satisfy their obligations under the Partnership's contracts;

•	the Partnership's ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

9

•	the exercise of purchase options by the Partnership's customers;

•	the Partnership's ability to perform under the Partnership's contracts and maintain long-term relationships with its customers;

•	the Partnership's ability to leverage Höegh LNG's relationships and reputation in the shipping industry;

•	the Partnership's continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of the Partnership's vessels and any related claims by Total S.A. or other customers;

•	the Partnership's ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership's vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership's ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership's vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	the ability of Höegh LNG to meet its financial obligations to the Partnership, including its indemnity, guarantee and option obligations;

•	the Partnership's incremental general and administrative expenses as a publicly traded limited partnership and the Partnership's fees and expenses payable under the Partnership's ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership's ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of the Partnership's common units and Series A preferred units in the public market;

•	the Partnership's business strategy and other plans and objectives for future operations;

•	the Partnership's ability to successfully remediate any material weaknesses in its internal control over financial reporting and its disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent quarterly reports on Form 6-K.

10

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

11

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
REVENUES
Time charter revenues	$37,257	37,574	144,952	$143,531
Other revenue	505	—	1,609	—
Total revenues	37,762	37,574	146,561	143,531
OPERATING EXPENSES
Vessel operating expenses	(7,185)	(6,077)	(24,195)	(23,791)
Construction contract expenses	—	—	—	(151)
Administrative expenses	(1,926)	(2,622)	(8,916)	(9,910)
Depreciation and amortization	(5,323)	(5,265)	(21,146)	(21,054)
Total operating expenses	(14,434)	(13,964)	(54,257)	(54,906)
Equity in earnings (losses) of joint ventures	(1,093)	6,102	17,938	5,139
Operating income (loss)	22,235	29,712	110,242	93,764
FINANCIAL INCOME (EXPENSE), NET
Interest income	185	159	725	500
Interest expense	(6,377)	(6,858)	(26,814)	(30,085)
Gain (loss) on derivative instruments	2,989	982	4,681	2,463
Other items, net	(641)	(718)	(2,907)	(3,574)
Total financial income (expense), net	(3,844)	(6,435)	(24,315)	(30,696)
Income (loss) before tax	18,391	23,277	85,927	63,068
Income tax benefit (expense)	(2,280)	2,104	(8,305)	(3,878)
Net income (loss)	$16,111	25,381	77,622	$59,190
Non-controlling interest in net income	—	1,953	—	10,408
Preferred unitholders' interest in net income	3,352	2,480	12,303	2,480
Limited partners' interest in net income (loss)	$12,759	20,948	65,319	$46,302

Earnings per unit
Common unit public (basic and diluted)	$0.37	$0.63	$1.93	$1.37
Common unit Höegh LNG (basic and diluted)	$0.40	$0.64	$2.03	$1.44
Subordinated unit (basic and diluted)	$0.40	$0.65	$2.03	$1.45

12

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31,	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$26,326	$22,679
Restricted cash	6,003	6,962
Trade receivables	1,228	7,563
Amounts due from affiliates	4,328	4,286
Inventory	646	668
Current portion of net investment in direct financing lease	4,168	3,806
Derivative instruments	1,199	—
Prepaid expenses and other receivables	2,967	462
Total current assets	46,865	46,426
Long-term assets
Restricted cash	13,125	13,640
Vessels, net of accumulated depreciation	658,311	679,041
Other equipment	445	604
Intangibles and goodwill	20,739	24,370
Advances to joint ventures	3,536	3,263
Net investment in direct financing lease	278,905	282,820
Long-term deferred tax asset	174	204
Derivative instruments	—	228
Other long-term assets	940	8,363
Total long-term assets	976,175	1,012,533
Total assets	$1,023,040	$1,058,959

13

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31,	December 31,
	2018	2017
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$45,458	$45,458
Trade payables	529	381
Amounts due to owners and affiliates	2,301	1,417
Value added and withholding tax liability	1,175	1,511
Derivative instruments	259	2,015
Accrued liabilities and other payables	7,458	13,042
Total current liabilities	57,180	63,824
Long-term liabilities
Accumulated losses of joint ventures	2,808	20,746
Long-term debt	390,087	434,845
Revolving credit facility due to owners and affiliates	39,292	51,832
Derivative instruments	2,438	2,102
Long-term tax liability	1,725	—
Long-term deferred tax liability	8,974	5,158
Other long-term liabilities	99	5,793
Total long-term liabilities	445,423	520,476
Total liabilities	502,603	584,300
EQUITY
8.75% Series A Preferred Units: 6,129,070 units issued and outstanding at December 31, 2018 and 4,600,000 units issued and outstanding at December 31, 2017	151,259	113,404
Common units public: 17,944,701 units issued and outstanding at December 31, 2018 and 17,648,844 units issued and outstanding at December 31, 2017	325,250	317,149
Common units Höegh LNG: 2,101,438 units issued and outstanding at December 31, 2018 and 2,116,060 units issued and outstanding at December 31, 2017	6,844	6,513
Subordinated units: 13,156,060 units issued and outstanding at December 31, 2018 and 2017	42,421	40,341
Accumulated other comprehensive income (loss)	(5,337)	(2,748)
Total partners' capital	520,437	474,659
Total equity	520,437	474,659
Total liabilities and equity	$1,023,040	$1,058,959

14

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended December 31,
	2018	2017
OPERATING ACTIVITIES
Net income (loss)	$16,111	$25,381
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,323	5,265
(earnings) of joint ventures	1,093	(6,102)
Changes in accrued interest income on advances to joint ventures	(70)	(65)
Amortization of deferred debt issuance cost and fair value of debt assumed	162	198
Amortization in revenue for above market contract	915	915
Changes in accrued interest expense	(96)	331
Net currency exchange losses (gains)	(79)	(7)
Unrealized loss (gain) on derivative instruments	(2,989)	(982)
Non-cash revenue: tax paid directly by charterer	(236)	(229)
Non-cash income tax expense: tax paid directly by charterer	236	229
Deferred tax expense and provision for tax uncertainty	1,008	(1,446)
Other adjustments	195	167
Changes in working capital:
Trade receivables	3,219	68
Inventory	(5)	(19)
Prepaid expenses and other receivables	65	639
Trade payables	(3)	(8)
Amounts due to owners and affiliates	(134)	112
Value added and withholding tax liability	1,443	1,547
Accrued liabilities and other payables	145	(7,714)
Net cash provided by (used in) operating activities	26,303	18,280

INVESTING ACTIVITIES
Expenditure for purchase of Höegh Grace entities	—	(45,300)
Expenditure for vessel and other equipment	(747)	(2)
Receipts from repayment of principal on direct financing lease	986	900
Net cash provided by (used in) investing activities	$239	$(44,402)

15

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended December 31,
	2018	2017
FINANCING ACTIVITIES
Proceeds from loans and promissory notes due to owners and affiliates	$—	$10,030
Repayment of long-term debt	(11,364)	(11,364)
Repayment of amounts due to owners and affiliates	—	(58,705)
Repayment of customer loan for funding of value added liability on import	(1,294)	(4,620)
Net proceeds from issuance of common units	64	—
Net proceeds from issuance of 8.75% Series A Preferred Units	4,674	110,924
Cash distributions to limited partners and preferred unitholders	(18,355)	(14,442)
Cash distributions to non-controlling interest	—	(3,577)
Proceeds from indemnifications received from Höegh LNG	1,701	—
Repayment of indemnifications received from Höegh LNG	(1,297)	(1,534)
Net cash provided by (used in) financing activities	(25,871)	26,712

Increase (decrease) in cash, cash equivalents and restricted cash	671	590
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3)	—
Cash, cash equivalents and restricted cash, beginning of period	44,786	42,691
Cash, cash equivalents and restricted cash, end of period	$45,454	$43,281

16

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2018 AND 2017

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the three months ended December 31, 2018 and 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung, the operating leases related to the Höegh Gallant and the Höegh Grace. For the three months ended December 31, 2018 and 2017, Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note and the tables below to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidates 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership was reflected as non-controlling interest in net income and non-controlling interest in total equity under US GAAP. Management monitored the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracted the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation below. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there is no longer a non-controlling interest in the Höegh Grace entities. The following tables include the results for the segments for the three months ended December 31, 2018 and 2017.

17

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2018

(in thousands of U.S. dollars)

	Three months ended December 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$37,257	11,137	—	48,394	(11,137	) (1)	$37,257
Other revenue	505	—	—	505		(1)	505
Total revenues	37,762	11,137	—	48,899			37,762
Operating expenses	(7,865)	(2,324)	(1,246)	(11,435)	2,324	(1)	(9,111)
Equity in earnings (losses) of joint ventures	—	—	—	—	(1,093	) (1)	(1,093)
Less: Non-controlling interest in Segment EBITDA	—	—	—	—	—		—
Segment EBITDA	29,897	8,813	(1,246)	37,464
Add: Non-controlling interest in Segment EBITDA	—	—	—	—	—		—
Depreciation and amortization	(5,323)	(2,526)	—	(7,849)	2,526	(1)	(5,323)
Operating income (loss)	24,574	6,287	(1,246)	29,615			22,235
Gain (loss) on derivative instruments	2,989	(4,137)	—	(1,148)	4,137	(1)	2,989
Other financial income (expense), net	(6,322)	(3,243)	(511)	(10,076)	3,243	(1)	(6,833)
Income (loss) before tax	21,241	(1,093)	(1,757)	18,391	—		18,391
Income tax benefit (expense)	(2,278)	—	(2)	(2,280)	—		(2,280)
Net income (loss)	$18,963	(1,093)	(1,759)	16,111	—		$16,111
Non-controlling interest in net income	—	—	—	—	—		—
Preferred unitholders’ interest in net income	—	—	—	—	3,352	(2)	3,352
Limited partners' interest in net income (loss)	$18,963	(1,093)	(1,759)	16,111	(3,352	) (2)	$12,759

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

18

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2017

(in thousands of U.S. dollars)

	Three months ended December 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$37,574	10,557	—	48,131	(10,557	) (1)	$37,574
Total revenues	37,574	10,557	—	48,131			37,574
Operating expenses	(6,986)	(2,292)	(1,713)	(10,991)	2,292	(1)	(8,699)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,102	(1)	6,102
Less: Non-controlling interest in Segment EBITDA	(3,438)	—	—	(3,438)	3,438	(2)	—
Segment EBITDA	27,150	8,265	(1,713)	33,702
Add: Non-controlling interest in Segment EBITDA	3,438	—	—	3,438	(3,438	) (2)	—
Depreciation and amortization	(5,265)	(2,435)	—	(7,700)	2,435	(1)	(5,265)
Operating income (loss)	25,323	5,830	(1,713)	29,440			29,712
Gain (loss) on derivative instruments	982	3,681	—	4,663	(3,681	) (1)	982
Other financial income (expense), net	(7,047)	(3,409)	(370)	(10,826)	3,409	(1)	(7,417)
Income (loss) before tax	19,258	6,102	(2,083)	23,277	—		23,277
Income tax benefit (expense)	2,088	—	16	2,104	—		2,104
Net income (loss)	$21,346	6,102	(2,067)	25,381	—		$25,381
Non-controlling interest in net income	1,953	—	—	1,953			1,953
Preferred unitholders’ interest in net income	—	—	—	—	2,480	(3)	2,480
Limited partners' interest in net income (loss)	$19,393	6,102	(2,067)	23,428	(2,480	) (3)	$20,948

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.

(3)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

19

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended December 31, 2018 and 2017.

	Three months ended
	December 31,
(in thousands of U.S. dollars)	2018	2017
Interest income	$185	$159
Interest expense:
Interest expense	(6,215)	(6,410)
Commitment fees	—	(250)
Amortization of debt issuance cost and fair value of debt assumed	(162)	(198)
Total interest expense	(6,377)	(6,858)
Gain (loss) on derivative instruments	2,989	982
Other items, net:
Unrealized foreign exchange gain (loss)	79	(46)
Realized foreign exchange gain (loss)	(34)	(2)
Bank charges, fees and other	(34)	(39)
Withholding tax on interest expense and other	(652)	(631)
Total other items, net	(641)	(718)
Total financial income (expense), net	$(3,844)	$(6,435)

20

Appendix A: Segment EBITDA

Non-GAAP Financial Measure

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items less non-controlling interest in Segment EBITDA. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expense). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

21

	Three months ended December 31, 2018
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation	Other	Total Segment reporting	Eliminations (1)		Consolidated reporting
Reconciliation to net income (loss)
Net income (loss)	$18,963	(1,093)	(1,759)	16,111	—		$16,111 (3)
Interest income	(73)	(64)	(112)	(249)	64	(4)	(185)
Interest expense	5,770	3,285	607	9,662	(3,285	) (4)	6,377
Depreciation and amortization	5,323	2,526	—	7,849	(2,526	) (5)	5,323
Other financial items (2)	(2,364)	4,159	16	1,811	(4,159	) (6)	(2,348)
Income tax (benefit) expense	2,278	—	2	2,280	—		2,280
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,221	(4)	3,221
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,526	(5)	2,526
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	4,159	(6)	4,159
Segment EBITDA	$29,897	8,813	(1,246)	37,464			$37,464

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

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	Three months ended December 31, 2017
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation	Other	Total Segment reporting	Eliminations (1)		Consolidated reporting
Reconciliation to net income (loss)
Net income (loss)	$21,346	6,102	(2,067)	25,381	—		$25,381 (3)
Interest income	(17)	(28)	(142)	(187)	28	(4)	(159)
Interest expense	6,362	3,437	496	10,295	(3,437	) (4)	6,858
Depreciation and amortization	5,265	2,435	—	7,700	(2,435	) (5)	5,265
Other financial items (2)	(280)	(3,681)	16	(3,945)	3,681	(6)	(264)
Income tax (benefit) expense	(2,088)	—	(16)	(2,104)	—		(2,104)
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,409	(4)	3,409
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,435	(5)	2,435
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(3,681	) (6)	(3,681)
Non-controlling interest in segment EBITDA	(3,438)	—	—	(3,438)			(3,438)
Segment EBITDA	$27,150	8,265	(1,713)	33,702			$33,702

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

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Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts less non-cash revenue: tax paid directly by charterer, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost and fair value of debt assumed, other items (net), unrealized foreign exchange losses (gains), current income tax expense, net of uncertain tax position less non-cash income tax: tax paid directly by charterer, and other adjustments such as indemnification paid or to be paid by Höegh LNG for legal expenses related to the boil-off claim, non-budgeted expenses or losses, or prior period indemnifications refunded to, or to be refunded to, Höegh LNG for amounts recovered from insurance or the charterer, distributions on the Series A preferred units and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to limited partners. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership's liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

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(in thousands of U.S. dollars)	Three months ended December 31, 2018
Segment EBITDA	$37,464
Cash collection/Principal payment on direct financing lease	986
Amortization in revenues for above market contracts	915
Non-cash revenue: Tax paid directly by charterer	(236)
Equity in earnings of JVs: Amortization of deferred revenue	(651)
Interest income (1)	249
Interest expense (1)	(9,662)
Amortization of debt issuance cost (1) and fair value of debt assumed	205
Other items, net	(662)
Unrealized foreign exchange losses (gains)	(79)
Current income tax benefit (expense), net of uncertain tax position	(1,272)
Non-cash income tax: Tax paid directly by charterer	236
Other adjustments:
Indemnification paid by Höegh LNG for non-budgeted expenses & losses	327
Recovery of prior period costs refunded or to be refunded to Höegh LNG for previous indemnifications	(549)
Distributions relating to Series A preferred units (2)	(3,352)
Estimated maintenance and replacement capital expenditures	(5,175)
Distributable cash flow	$18,744

(1)	The Partnership's interest in the joint ventures' interest income, interest expense and amortization of debt issuance cost is $64, $3,285 and $43, respectively.

(2)	Represents distributions payable on Series A preferred units related to the period from October 1, 2018 to December 31, 2018.

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Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

(in thousands of U.S. dollars)	Three months ended December 31, 2018
Distributable cash flow	$18,744
Estimated maintenance and replacement capital expenditures	5,175
Distributions relating to Series A preferred units	3,352
Recovery of prior period costs refunded or to be refunded to Höegh LNG for previous indemnifications	549
Indemnification paid by Höegh LNG for non-budgeted expenses & losses	(327)
Equity in earnings of JVs: Amortization of deferred revenue	651
Equity in earnings of JVs: Amortization of debt issuance cost	(43)
Equity in earnings of JVs: Depreciation and amortization	(2,526)
Equity in earnings of JVs: Gain (loss) on derivative instruments	(4,137)
Equity in losses (earnings) of joint ventures	1,093
Cash collection/Principal payment on direct financing lease	(986)
Changes in accrued interest expense and interest income	(166)
Other adjustments	194
Changes in working capital	4,730
Net cash provided by (used in) operating activities	$26,303

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Media contact:
Steffen Føreid
Chief Executive Officer and Chief Financial Officer
+47 975 57 406
www.hoeghlngpartners.com

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